Eliot's Adult Nut Butters

PROFIT AND LOSS

January - December 2017

	TOTAL
Income	
Discounts Given	-11,942.23
Sales of Product Income	4,238.10
Sales Revenue	247,438.07
Square Income	13,171.00
Total Income	**$252,904.94**
Cost of Goods Sold	
Cost of Goods Sold	
COGS - Postage/Mailing	16,503.49
Third Party Delivery	531.88
Total COGS - Postage/Mailing	**17,035.37**
COGS - Shipping Supplies	4,869.19
Merchant Service Fees	923.43
PayPal Fees	272.62
Square Fees	565.35
Total Merchant Service Fees	**1,761.40**
Total Cost of Goods Sold	**23,665.96**
Purchases	
COGS - Food Purchases	92,256.41
COGS - Packaging Costs	33,918.54
COGS - Vendor Discounts	-207.09
Total Purchases	**125,967.86**
Total Cost of Goods Sold	**$149,633.82**
GROSS PROFIT	**$103,271.12**
Expenses	
Advertising/Promotion	25.00
Advertising & Marketing	5,804.81
Promotional Supplies	764.36
Social Media Storage	42.36
Trade Shows & Sales Events	
Supplies for Events	803.19
Trade Show	11,661.94
Total Trade Shows & Sales Events	**12,465.13**
Total Advertising/Promotion	**19,101.66**
Amazon charges	
Co op Deductions	1,871.85
Damage Allownace	178.26
Dunnage not compliant	25.00
Fulifllment/Distributor Shipping Cost	1,091.54
Late PO acknowledgement	1.46
Misc Charge	102.83
On-Time Non-Compliance	39.14

	TOTAL
Overweight Carton	100.00
Shortage Claim	-636.39
Total Amazon charges	**2,773.69**
Automobile Expenses	0.00
Mileage reimbursement	3,701.13
Total Automobile Expenses	**3,701.13**
Bank Charges Exp	460.58
Credit Card Late Fee	2,849.24
Total Bank Charges Exp	**3,309.82**
Charitable Contributions	60.00
Deprec and Amort Expense	279.00
Dues & Subscriptions	465.00
Insurance Expense	3,888.90
Legal & Professional Fees Exp	
Attorney/Law Fee	1,838.14
Bookkeeping & Accountancy Fee	3,875.66
Consultancy	224.19
Fundbox Fees	1,725.05
Payroll Fees Exp	888.00
Total Legal & Professional Fees Exp	**8,551.04**
Meals and Entertainment	2,023.21
Meeting Meal	90.19
Travel Meals	1,592.60
Total Meals and Entertainment	**3,706.00**
Office Expenses	131.49
Computer Expense	1,900.14
Office Supplies	1,168.94
Software/Web	2,631.82
Total Office Expenses	**5,832.39**
Payroll Expenses	
Gross Wages Exp	58,539.55
Payroll Taxes Exp	5,929.87
Total Payroll Expenses	**64,469.42**
Rent or Lease Exp	15,516.00
Repair & Maintenance	121.61
Research & Product Development	296.83
Taxes and Licenses	
Licenses/Tax Exp	650.57
Registration	894.76
Total Licenses/Tax Exp	**1,545.33**
Total Taxes and Licenses	**1,545.33**
Travelling	13.95
Accommodation	814.09
Parking Expense	405.53
Travel Expense	9,434.34
Total Travelling	**10,667.91**
Uncategorized Expense	66.48
Total Expenses	**$144,352.21**

	TOTAL
NET OPERATING INCOME	$ -41,081.09
Other Income	
Interest Earned	17.02
Total Other Income	**$17.02**
Other Expenses	
Interest Expense	7,337.74
Finance Charges	1,827.22
Total Interest Expense	**9,164.96**
Miscellaneous	69.90
Total Other Expenses	**$9,234.86**
NET OTHER INCOME	$ -9,217.84
NET INCOME	$ -50,298.93